1314 Main Street, Suite 102 Louisville, CO 80027 Phone: 617-243-0060 Fax: 617-243-0066

November 22, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ada D. Sarmento

Re:	Precision Optics Corporation, Inc.
Registration Statement on Form S-1
Filed October 29, 2019
File No. 333-234364

Dear Ms. Sarmento,

I am securities counsel for Precision Optics Corporation, Inc. (the “Company”). The Company will file a revised registration statement on Form S-1/A through EDGAR.

The Form S-1/A contains revisions to the financial statements that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated November 12, 2019.

Set forth below is the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of the comment in the letter from the Staff.

1314 Main Street, Suite 102, Louisville, CO 80027 • Phone: 617-243-0060 • Fax: 617-243-0066

1314 Main Street, Suite 102 Louisville, CO 80027 Phone: 617-243-0060 Fax: 617-243-0066

Registration Statement on Form S-1

Financial Statements, page F-1

Comment 1:	We note your significant acquisition of Ross Optical on June 1, 2019 and that you have filed pro forma financial statements related to this acquisition. Please revise your registration statement to also provide the audited historical financial statements for the acquired entity pursuant to Rule 8-04 of Regulation S-X, as well as the interim financial statements for Ross specified in Rule 8-03, including the comparable period of the preceding fiscal year.

Response 1:	The Company added the audited historical financial statements of Ross Optical Industries, Inc. as of December 31, 2018 and 2017, as well as the unaudited financial statements of Ross Optical as of March 31, 2019 and 2018, the unaudited pro forma financial statements as of March 31, 2019 and for the twelve months period ended June 30, 2018 and the nine-months period ended March 31, 2019.

In addition, the Company made minor updates and added the recent quarterly financial statements as of September 30, 2019 as marked in the registration statement.

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Sincerely,

/s/ Amy Trombly

Amy Trombly, Esq.

1314 Main Street, Suite 102, Louisville, CO 80027 • Phone: 617-243-0060 • Fax: 617-243-0066

2